SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30188; 812-13933]

Cash Account Trust, et al.; Notice of Application

August 31, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(c) and 17(b) of the Investment
Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act.

Applicants: Cash Account Trust, on behalf of its series, Government & Agency Securities
Portfolio and Money Market Portfolio; Cash Management Portfolio; Cash Reserve Fund, Inc., on
behalf of its series, Prime Series; DWS Money Funds, on behalf of its series, DWS Money
Market Prime Series; DWS Money Market Trust, on behalf of its series, DWS Money Market
Series, Cash Management Fund, Cash Reserves Fund Institutional, and Daily Assets Fund
Institutional; DWS Variable Series II, on behalf of its series, DWS Money Market VIP; and
Investors Cash Trust, on behalf of its series, Treasury Portfolio, Central Cash Management Fund
and DWS Variable NAV Money Fund (collectively, the "DWS Funds"), Deutsche Investment
Management Americas Inc. ("DIMA"), and Deutsche Bank Securities, Inc. ("DBSI").

Summary of Application: Applicants request an order to permit the Money Market Portfolios (as
defined below) to engage in principal transactions in certain taxable money market instruments
including repurchase agreements with DBSI.

Filing Dates: The application was filed on August 1, 2011, and amended on January 27, 2012,
and July 20, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 24, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: the DWS Funds and DIMA, 345 Park Avenue, New York, NY 10154; DBSI, 60 Wall Street, New York, NY 10005.

<u>For Further Information Contact</u>: Christine Y. Greenlees, Senior Counsel, (202) 551-6879 or Mary Kay Frech, Branch Chief, (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The DWS Funds are each a Massachusetts business trust (or, in the case of Cash Reserve Fund Inc., a Maryland corporation), each is registered under the Act as an open-end management investment company, and each has one or more series that operate as money market funds subject to rule 2a-7 under the Act ("Rule 2a-7"). In addition to the DWS Funds and their

series that operate as money market funds subject to Rule 2a-7, relief is requested for any other existing or future funds registered under the Act that operate as money market funds subject to Rule 2a-7 under the Act and are advised or subadvised by an Adviser (as defined below). All such investment companies and their series that operate as money market funds subject to Rule 2a-7 under the Act, including DWS Funds and their series, are referred to individually as a "Money Market Portfolio" and collectively as the "Money Market Portfolios." Any Money Market Portfolios not existing as of the date of the application or that currently do not intend to rely on the requested order are referred to individually as a "Future Money Market Portfolio" and collectively as the "Future Money Market Portfolios."[1]

2. DIMA, a Delaware corporation and wholly owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly owned subsidiary of Taunus Corporation, which is a wholly owned subsidiary of Deutsche Bank A.G. ("DB"), is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Each Money Market Portfolio has an investment advisory agreement with DIMA, pursuant to which DIMA provides investment advisory and management services. In addition to DIMA, applicants request relief for any other existing or future investment adviser registered under the Advisers Act which acts as investment adviser or sub-adviser to a DWS Fund and which controls, is controlled by, or is under common control (as defined in section 2(a)(9) of the Act) with DIMA (individually, a "Future Adviser" and collectively, the "Future Advisers"). DIMA and the Future Advisers are referred to individually as an "Adviser" and collectively as the "Advisers."[2]

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[1] Any Money Market Portfolio that currently intends to rely on the requested order is named as an applicant. Any other Money Market Portfolio that relies on the order in the future will comply with the terms and conditions of the application.

[2] Any Adviser that currently intends to rely on the requested order is named as an applicant. Any other Adviser that relies on the order in the future will comply with the terms and conditions of the application. Each Future

3.   DBSI, a Delaware corporation and wholly owned subsidiary of DB U.S. Financial

Markets Holding Corporation, a wholly owned subsidiary of Taunus Corporation, which, as

noted above, is a wholly owned subsidiary of DB, is registered as a broker-dealer under the

Securities Exchange Act of 1934, as amended (the "1934 Act").[3] DBSI, which is a primary

dealer in U.S. Government securities, is currently one of the largest dealers in commercial paper,

repurchase agreements and other money market instruments in the United States (such money

market instruments and repurchase agreements collectively are referred to as "Money Market

Instruments"). Applicants believe that DBSI's extensive dealing in Taxable Money Market

Instruments (as defined below) makes it a very significant source for both investment

opportunities and information and expertise.[4]

4.   Applicants state that DBSI and the Adviser are functionally independent of each

other and operate as completely separate entities under the umbrella of DB. While each of these

corporations is under common control, DBSI and the Adviser have their own separate officers

and employees, are separately capitalized, and maintain their own books and records, except for

one dual officer as more fully discussed in the application. In addition, the Adviser and DBSI

operate on different sides of appropriate information barriers with respect to portfolio

management activities and investment banking activities, and maintain physically separate

offices.

Adviser will be registered as an investment adviser under the Advisers Act.

[3] DBSI also is registered as an investment adviser under the Advisers Act. For purposes of the application, the relief sought applies to DBSI as broker-dealer only. The requested relief will not extend to any investment company advised or sub-advised by DBSI.

[4] The term "Taxable Money Market Instruments" refers to taxable securities which are eligible for purchase by money market funds under Rule 2a-7, including short-term U.S. Government securities, short-term U.S. Governmental agency securities, bank money market instruments, bank notes, commercial paper and other short-term fixed income instruments, including appropriate medium-term notes, asset-backed floating rate notes, and repurchase agreements.

5.   Investment management decisions for the Money Market Portfolios are determined solely by the Adviser. The portfolio managers and other employees that are responsible for portfolio management for registered investment companies are employed solely by the Adviser (and not DBSI) and have lines of reporting responsibility solely within the Adviser. The compensation of persons assigned to the Adviser will not depend on the volume or nature of trades effected by the Adviser for the Money Market Portfolios with DBSI under the requested exemption, except to the extent that such trades may affect the profits and losses of DB and its subsidiaries as a whole.

6.   Each Money Market Portfolio and Future Money Market Portfolio, consistent with its stated investment objectives and practices, may invest in Money Market Instruments. Practically all trading in Taxable Money Market Instruments takes place in over-the-counter markets consisting of groups of dealers that are primarily major securities firms or large commercial banks. Taxable Money Market Instruments are generally traded in lots of $1,000,000 or more on a net basis and do not normally involve either brokerage commissions or transfer taxes. The cost of portfolio transactions to the Money Market Portfolios consists primarily of dealer or underwriter spreads. Spreads vary among Money Market Instruments but generally spread levels are in the range of 1 to 5 basis points (.01% to .05%). In the Money Market Portfolios' experience, there is not a great deal of variation in the spreads quoted by the various dealers, except during turbulent market conditions.

7.   The money market consists of elaborate communications networks among dealer firms, principal issuers of Taxable Money Market Instruments and principal institutional buyers of such instruments. Because the money market is a dealer market rather than an auction market, there is not a single obtainable price for a given instrument that generally prevails at any given

time. A dealer acts either as "agent" on behalf of issuer clients or as "principal" for its own account. In either capacity, a dealer posts rates throughout its internal and external distribution networks that are intended to reflect "market clearing price levels," as determined by the dealer. Only customers of dealers seeking to purchase Money Market Instruments have access to these postings.

8.   Because of the variety of types of Taxable Money Market Instruments, the money market tends to be somewhat segmented. The markets for the various types of instruments will vary in terms of price, volatility, liquidity and availability. Although the rates for the different types of instruments tend to fluctuate closely together, there may be significant differences in yield among the various types of instruments, and even within a particular instrument category, depending upon the maturity date and the credit quality of the issuer. Moreover, from time to time segmenting exists within Money Market Instruments with the same maturity date and rating. The segmenting is based on such factors as whether the issuer is an industrial or financial company, whether the issuer is domestic or foreign and whether the securities are asset-backed or unsecured. Because dealers tend to specialize in certain types of Taxable Money Market Instruments, the particular needs of a potential buyer or seller in terms of type of security, maturity or credit quality may limit the number of dealers who can provide optimum pricing and execution. Hence, with respect to any given type of instrument, there may be only a few dealers that have the instrument available and can be in a position to quote an acceptable price.

9.   DBSI is one of the world's largest dealers in Taxable Money Market Instruments, ranking among the top firms in each of the major markets and product areas, as more fully discussed in the application. For the calendar year ended 2011, DBSI ranked seventh in terms of market share in commercial paper, conducting business with 51% of the market. Applicants

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state that DBSI plays a relatively significant role in the repurchase agreement market and that DBSI's market position is among the ten leading dealers. For the calendar year ended 2010, DBSI's average daily repurchase agreement sales volume was $165 billion. The U.S. Treasury market consists of U.S. government obligations that are sold through public auctions. According to the Federal Reserve Bank of New York, there are currently only 21 primary dealers. DBSI's primary dealer desk actively participates in the U.S. Treasury market and is a leading primary dealer. For the calendar year ended 2011, DBSI bid on average for 8% to 20% of all the Treasury securities auctioned and received on average 2% to 8% of the primary distribution of Treasury securities. DBSI actively transacts in securities issued by U.S. Government agencies and government sponsored enterprises ("GSEs"). DBSI serves as a primary distributor for each of the GSEs for their unsecured debt and mortgage-backed securities. DBSI ranked sixth in underwriting primary issuances of agency and GSE securities in 2011 with a market share of 6.3%. DBSI is also one of the leading participants in the market for medium-term notes ("MTNs"). MTNs are offered continuously in public or private offerings, with maturities beginning at nine months. MTNs represent a significant portion of the longer-term money market investment alternatives because commercial paper is not issued with maturities greater than nine months. DBSI is a very significant dealer in the MTN market, and through December 31, 2011, ranked as the tenth largest manager or co-manager of MTNs, bank notes and CD programs in the United States with a 5.5% market share.

10.   Applicants state that in recent years mergers and acquisitions in the investment banking and commercial banking industries have caused dealers that were formerly independent and competing with one another to combine their operations. As a result, there is a substantially smaller number of major dealers who are active in the money market than was the case a decade

ago. Applicants also state that the reduction in the number of participants has generally decreased the liquidity available in the market, since fewer dealers will make a market in any particular security. Applicants further state that, as the number of dealers with whom the Money Market Portfolios can transact business has decreased, it has become even more important for the Money Market Portfolios to have access to all of the major dealers in Money Market Instruments in order to diversify each Money Market Portfolio's investments, to maintain portfolio liquidity, and to increase opportunities for obtaining best price and execution with respect to portfolio trades. In addition, applicants state that, given the relative significance of DBSI in the market for Money Market Instruments in which the Money Market Portfolios invest, not having access to DBSI may place the Money Market Portfolios at a competitive disadvantage.

11. Subject to the general oversight of the board of directors/trustees of each DWS Fund (each a "Board"), the Adviser is responsible for portfolio decisions and executing transactions in Money Market Instruments. The Money Market Portfolios have no obligation to deal with any dealer or group of dealers in the execution of their portfolio transactions. When placing orders, the Adviser must attempt to obtain the best net price and the most favorable execution of its orders. In doing so, it takes into account such factors as price, the size, type and difficulty of the transaction involved and the dealer's general execution and operational facilities. For repurchase agreements in particular, the Adviser places great emphasis on the creditworthiness of the counterparty.

Applicants' Legal Analysis:

1. Applicants request an order pursuant to sections 6(c) and 17(b) of the Act exempting certain transactions from the provisions of section 17(a) of the Act to permit DBSI, acting as principal, to sell Taxable Money Market Instruments to, or purchase Taxable Money

Market Instruments from, the Money Market Portfolios, and to engage in repurchase agreement transactions with the Money Market Portfolios, subject to the conditions set forth below.

2.   Section 17(a) of the Act generally prohibits an affiliated person or principal underwriter of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property. Because DBSI and the Adviser are under common control of DB, DBSI and the Adviser are affiliated persons of each other within the meaning of section 2(a)(3)(C) of the Act. Accordingly, DBSI could be deemed to be an affiliated person of an affiliated person of the Money Market Portfolios, because the Adviser, as the investment adviser of the Money Market Portfolios, could be deemed to be an affiliated person of the Money Market Portfolios under section 2(a)(3)(E) of the Act. Thus, section 17(a) would prohibit the Money Market Portfolios from selling or purchasing Taxable Money Market Instruments to or from DBSI to the extent DBSI is deemed an affiliated person of an affiliated person of the Money Market Portfolios.

3.   Section 17(b) of the Act provides that the Commission, upon application, may exempt a transaction from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair, and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of the registered investment company concerned and with the general purposes of the Act. Section 6(c) of the Act provides that the Commission may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or

appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4. Applicants contend that the rationale behind the proposed order is based upon the reduction in the number of participants in the money market, the growing and significant role played in the money market by DBSI and the growing investment requirements of the Money Market Portfolios. In particular, applicants note the following:

(a) With over $59.15 billion invested in Money Market Instruments as of June 30, 2012, the Money Market Portfolios are major buyers and sellers in the money market with a strong need for access to large quantities of high quality Money Market Instruments. Applicants believe that access to a major dealer, such as DBSI, would increase the Money Market Portfolios' ability to obtain suitable portfolio securities.

(b) The policy of the Money Market Portfolios of investing in securities with short maturities and repurchase agreements, combined with the active portfolio management techniques employed by the Adviser, results in high portfolio activity and the need to make numerous purchases and sales of Money Market Instruments. This high portfolio activity likewise emphasizes the importance of increasing opportunities to obtain suitable portfolio securities and best price and execution.

(c) The money market, including the market for repurchase agreements, is highly competitive and maintaining a dealer as prominent as DBSI in the pool of dealers with which the Money Market Portfolios could conduct principal transactions may provide the Money Market Portfolios with improved opportunities to purchase and sell Money Market Instruments, including Money Market Instruments not available from any other source.

(d)   DBSI is such a major factor in the money market that removing DBSI from the dealers with which the Money Market Portfolios may conduct principal transactions may indirectly deprive the Money Market Portfolios of obtaining best price and execution even when the Money Market Portfolios trade with unaffiliated dealers.

5.   Applicants believe that the requested order will provide the Money Market Portfolios with broader and more complete access to the money market, which is necessary to carry out the policies and objectives of each of the Money Market Portfolios in seeking the best price, execution and quality in all portfolio transactions. In addition, applicants respectfully submit that the requested relief will provide the Money Market Portfolios with important information sources in the money market, to the direct benefit of the investors in the Money Market Portfolios. Applicants believe that the transactions contemplated by the application are identical to those in which they are currently engaged except for the proposed participation of DBSI, and that such transactions are consistent with the policies of the Money Market Portfolios as recited in their registration statements and reports filed under the Act. Applicants also submit that the procedures to be followed with respect to transactions with DBSI are structured in such a way as to ensure that the transactions will be, in all instances, reasonable and fair, will not involve overreaching on the part of any person concerned, and that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that the order granting the requested relief will be subject to the following conditions:

1.   Transactions Subject to the Exemption - The exemption shall be applicable to

principal transactions in the secondary market and primary or secondary fixed-price dealer offerings not made pursuant to underwriting syndicates. The principal transactions that may be conducted pursuant to the exemption will be limited to transactions in Eligible Securities.[5] As the Money Market Portfolios are subject to Rule 2a-7, such Eligible Securities must meet the portfolio maturity and credit quality requirements of paragraphs (c)(2) and (c)(3) of Rule 2a-7. Additionally:

(a)   No Money Market Portfolio shall make portfolio purchases pursuant to the exemption that would result directly or indirectly in the Money Market Portfolio investing pursuant to the exemption more than 2% of its Total Assets in securities which, when acquired by the Money Market Portfolio (either initially or upon any subsequent rollover) are Second Tier Securities; provided that any Money Market Portfolio may make portfolio sales of Second Tier Securities pursuant to the exemption without regard to this limitation.

(b)   The exemption shall not apply to an Unrated Security other than a Government Security.

(c)   The exemption shall not apply to any instrument, other than a repurchase agreement, issued by DB or any affiliated person thereof or to any instrument subject to a Demand Feature or Guarantee issued by DB or any affiliated person thereof.

2.   Repurchase Agreement Requirements - The Money Market Portfolios may engage in repurchase agreements with DBSI only if DBSI has: (a) net capital, as defined in rule 15c3-1 under the 1934 Act, of at least $100 million and (b) a record (including the record of predecessors) of at least five years continuous operations as a dealer during which time it engaged in repurchase agreements relating to the kind of instrument subject to the repurchase

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[5] Underlined terms are defined as set forth in paragraph (a) of Rule 2a-7 under the Act, unless otherwise indicated.

agreement. DBSI shall furnish the Adviser with financial statements for its most recent fiscal

year and the most recent semi-annual financial statements made available to its customers. The

Adviser shall determine that DBSI complies with the above requirements and with other

repurchase agreement guidelines adopted by the Board. Each repurchase agreement will be

Collateralized Fully.

       3.   Price Test - In the case of purchase and sale transactions, a determination will be

required in each instance, based upon the information available to the Money Market Portfolios

and the Adviser, that the price available from DBSI is at least as favorable as that available from

other sources. In the case of "swaps" involving trades of one instrument for another, the price test

shall be based upon the transaction viewed as a whole, and not upon the two components thereof

individually. With respect to transactions involving repurchase agreements, a determination will

be required in each instance, based on the information available to the Money Market Portfolios

and the Adviser, that the income to be earned from the repurchase agreement is at least equal to

that available from other sources in connection with comparable repurchase agreements.

       4.   Information Required to Document Compliance with Price Test – Before any

transaction may be conducted pursuant to the exemption, the relevant Money Market Portfolio or

Adviser must obtain such information as it deems reasonably necessary to determine that the price

test (as defined in condition 3 above) applicable to such transaction has been satisfied. In the case

of each purchase or sale transaction, the relevant Money Market Portfolio or Adviser must make

and document a good faith determination with respect to compliance with the price test based on

current price information obtained through the contemporaneous solicitation of bona fide offers in

connection with the type of instrument involved (comparable security falling within the same

category of instrument, credit rating, maturity and segment, if any, but not necessarily the identical instrument or issuer). With respect to prospective purchases of securities by a Money Market Portfolio, these dealers must be those who have, in their inventories, or who otherwise have access to taxable money market instruments of the categories and the types desired and who are in a position to quote favorable prices with respect thereto. With respect to the prospective sale of securities by a Money Market Portfolio, these dealer firms must be those who, in the experience of the Money Market Portfolios and the Adviser, are in a position to quote favorable prices. Before any repurchase agreements are entered into pursuant to the exemption, the Money Market Portfolios or the Adviser must obtain and document competitive quotations from at least two other dealers with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if quotations are unavailable from two such dealers, only one other competitive quotation is required.

5.   Volume Limitations on Transactions - Transactions other than repurchase agreements conducted pursuant to the exemption shall be limited to no more than 25% of (a) the direct or indirect purchases or sales, as the case may be, by each Money Market Portfolio of Eligible Securities other than repurchase agreements; and (b) the purchases or sales, as the case may be, by DBSI of Eligible Securities other than repurchase agreements. Transactions comprising repurchase agreements conducted pursuant to the exemption shall be limited to no more than 10% of (a) the repurchase agreements directly or indirectly entered into by the relevant Money Market Portfolio and (b) the repurchase agreements transacted by DBSI. These calculations shall be measured on an annual basis (the fiscal year of each Money Market Portfolio and of DBSI) and shall be computed with respect to the dollar volume thereof.

6.   Permissible Dealer Spread – DBSI's spreads in regard to any transaction with the Money Market Portfolios will be no greater than its customary dealer spreads, which will in turn

be consistent with the average or standard spread charged by dealers in taxable money market instruments for the type of instrument and the size of transaction involved.

       7.   <u>The Parties Must Be Factually Independent</u> - The Adviser, on the one hand, and DBSI, on the other, will operate on different sides of appropriate walls of separation with respect to the Money Market Portfolios and <u>Eligible Securities</u>. The walls of separation will include all of the following characteristics, and such others that DBSI and the Adviser consider reasonable to facilitate the factual independence of the Adviser from DBSI:

       (a)   The Adviser will maintain offices physically separate from those of DBSI.

       (b)   The compensation of persons assigned to the Adviser (<u>i.e.</u>, executive, administrative or investment personnel) will not depend on the volume or nature of trades effected by the Adviser for the Money Market Portfolios with DBSI under the exemption, except to the extent that such trades may affect the profits and losses of DB and its subsidiaries as a whole.

       (c)   DBSI will not share any of its respective profits or losses on such transactions with the Adviser, except to the extent that such profits and losses affect the general firm-wide compensation of DB and its subsidiaries as a whole.

       (d)   Personnel assigned to the Adviser's investment advisory operations on behalf of the Money Market Portfolios will be exclusively devoted to the business and affairs of the Adviser. Personnel assigned to DBSI will not participate in the decision-making process for the Adviser or otherwise seek to influence the Adviser other than in the normal course of sales and dealer activities of the same nature as are simultaneously being carried out with respect to nonaffiliated institutional clients. The Adviser, on the one hand, and DBSI, on the other, may nonetheless maintain affiliations other than with respect to the Money Market Portfolios, and in addition with respect to the Money Market Portfolios as follows:

(i)   Adviser personnel may rely on research, including credit analysis and reports prepared internally by various subsidiaries and divisions of DBSI.

(ii)   Certain senior executives of DB that have responsibility for overseeing operations of various divisions, subsidiaries and affiliates of DB are not precluded from exercising those functions over the Adviser because they oversee DBSI as well, provided that such persons shall not have any involvement with respect to proposed transactions pursuant to the exemption and will not in any way attempt to influence or control the placing by the Money Market Portfolios or the Adviser of orders in respect of Eligible Securities with DBSI.

8.   Record-Keeping Requirements - The Money Market Portfolios and the Adviser will maintain such records with respect to those transactions conducted pursuant to the exemption as may be necessary to confirm compliance with the conditions to the requested relief. In this regard:

(a)   Each Money Market Portfolio shall maintain an itemized daily record of all purchases and sales of securities pursuant to the exemption, showing for each transaction: (i) the name and quantity of securities; (ii) the unit purchase or sale price; (iii) the time and date of the transaction; and (iv) whether the security was a First Tier Security or a Second Tier Security. For each transaction, these records shall document two quotations received from other dealers for comparable securities (except that, in the case of repurchase agreements and consistent with condition 4, if quotations are unavailable from two such dealers only one other competitive quotation is required), including the following: (i) the name of the dealers; (ii) the name of the securities; (iii) the prices quoted; (iv) the times and dates the quotations were received; and (v) whether such securities were First Tier Securities or Second Tier Securities.

(b)   Each Money Market Portfolio shall maintain records sufficient to verify compliance with the volume limitations contained in condition 5 above. DBSI will provide the Money Market Portfolios with all records and information necessary to implement this requirement.

(c)   Each Money Market Portfolio shall maintain a ledger or other record showing, on a daily basis, the percentage of the Money Market Portfolio's Total Assets represented by Second Tier Securities acquired from DBSI.

(d)   Each Money Market Portfolio shall maintain records sufficient to verify compliance with the repurchase agreement requirements contained in condition 4 above.

The records required by this condition 8 will be maintained and preserved in the same manner as records required under rule 31a-1(b)(1) under the Act.

9.   Guidelines – The Adviser and DBSI, with the assistance of their compliance departments, will prepare and administer guidelines for personnel of DBSI and the Adviser to make certain that transactions conducted pursuant to the exemption comply with the conditions set forth in the exemption and that the parties generally maintain arm's length relationships. In the training of DBSI's personnel, particular emphasis will be given to the fact that the Money Market Portfolios are to receive rates as favorable as other institutional purchasers buying the same quantities. The compliance departments will periodically monitor the activities of DBSI and the Adviser to make certain that the conditions set forth in the exemption are adhered to.

10.   Audit Committee Review - The audit committee or another committee which, in each case, consists of members of the Board who are not interested persons as defined in section 2(a)(19) of the Act ("Independent Trustees"), will approve, periodically review and update as necessary, guidelines for the Adviser and DBSI reasonably designed to ensure that transactions

conducted pursuant to the exemption comply with the conditions set forth herein and that the procedures described herein are followed in all respects. The respective audit committees will periodically monitor the activities of the Money Market Portfolios, the Adviser and DBSI in this regard to ensure that these matters are being accomplished.

11.   Board Review - The Board, including a majority of the Independent Trustees, will have approved each Money Market Portfolio's participation in transactions conducted pursuant to the exemption and determined that such participation by the Money Market Portfolio is in the best interests of the Money Market Portfolio and its shareholders. The minutes of the meeting of the Board at which this approval was given must reflect in detail the reasons for the Board's determination. The Board will review no less frequently than annually each Money Market Portfolio's participation in transactions conducted pursuant to the exemption during the prior year and determine whether the Money Market Portfolio's participation in such transactions continues to be in the best interests of the Money Market Portfolio and its shareholders. Such review will include (but not be limited to): (a) a comparison of the volume of transactions in each type of security conducted pursuant to the exemption to the market presence of DBSI in the market for that type of instrument, which market data may be based on good faith estimates to the extent that current formal data is not reasonably available, and (b) a determination that the Money Market Portfolios are maintaining appropriate trading relationships with other sources for each type of security to ensure that there are appropriate sources for the quotations required by condition 4. The minutes of the meeting of the Board at which such determinations are made will reflect in detail the reasons for the Board's determinations.

12.   Scope of Exemption - Applicants expressly acknowledge that any order issued on the application would grant relief from section 17(a) of the Act only, and would not grant relief

from any other section of, or rule under, the Act including, without limitation, Rule 2a-7.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary